Filed by Novus Capital Corporation II pursuant to
Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Presentation at Needham Growth Conference

January 13, 2022

Vikram Bagri

Good afternoon, everyone. Welcome to the fourth day of Needham Growth Conference. This is the last presentation of the day, so thanks for patiently being with us all day today. Joining us today, we are very pleased to welcome Energy Vault to our conference. Joining us today are Rob Piconi, Chairperson, President, and CEO of the company and Laurence Alexander, Chief Marketing Officer at Energy Vault.

Vikram Bagri

We'll start the presentation with Rob giving us a background about the company, its strategy and financials, and then, we'll jump into Q and A. Everyone watching has the option to submit questions online and we'll get those questions after the presentation is over. With that, welcome, guys, and over to you.

Rob Piconi

Great. Vikram, thank you, and also thanks to Needham for the invitation, and pleasure to be here. Um, this is our public company deck, so I know many of you have probably seen it, but, we'll just jump in here, and looking forward to sharing with you, our company, a little bit about our background, where we're going, and some of the progress we've made, in particular, this last year.

I thought it's always important to start with our vision of the company which, very broadly, we expect to play a very prominent role in energy storage, during this next century and with a mission that, I think, we share with many of the companies that presented today around de-carbonization but for us, that does mean something, a little bit unique, in that it doesn't only mean the technology being advanced and innovative, and also us solving this economic problem, which, for energy storage, as we all know is one of the biggest challenges.

But that also means, for us, being environmentally sound and sustainable and whether that's our supply chain and being primarily local, good for local jobs, also a safe technology, and one that can really utilize a lot of materials and labor and things that are there locally at the sites where we build.

In terms of background of the company just a quick history. We're just under five years old. So, we were founded out of IdeaLabs. Some of you may know Bill Gross who, I believe, presented a little bit earlier today from Heliogen. He's the founder of IdeaLabs. He's a co-founder here, and we started with this concept of looking at gravity and finding a way to take the existing proven tech of gravity and solving for some of the more difficult things around the geographies, eliminating dependencies, lowering the cost, better round-trip efficiency, and something, also, that wouldn't disrupt wildlife ecosystems and being environmentally friendly.

And we came up with a way to do that, um, leveraging a crane structure, initially, in our first long duration storage solution. And instead of water from the reservoirs that pumped hydro, we use composite blocks, and we take excess wind and solar. We raise those blocks at height. They become potential energy, and then, when the grid needs it, we have a software platform, very sophisticated with AI, machine vision, computerized control, that will lower those blocks at a specific speed, and therefore, discharge electricity to the grid, and so, we prototyped this, here in 2018, as you see and at the end of that, it- actually, in Energy Storage North America, which is going on now in Long Beach, we announced the company, and we got just a tremendous response from that announcement, and including a lot of funds that wanted to back us, and SoftBank was the one we chose to work with and announce to Series B for $110 million.

We went right to commercial scale with that funding as you know, being utility grid scale. And to be utility scale for any customer, having a large scale system at least in the multi-megawatt and interconnected to a national grid, is fundamental. So, we went right to that, and took the company through that into July 2020. In parallel, we were developing a new product that I'm going to talk a little bit about today, that is the product we're going to market with.

We learned a lot and proved the core technology of gravity with the software with the composite blocks and with a system that could operate at a very efficient cost, and, in fact, prove the round-trip efficiency above 75%. And then we announced our EVx platform, which I'm going to talk a little bit about today. That's the platform that we're actually rolling out beginning this year. Along the way, after SoftBank, we have Saudi Aramco Energy Ventures join and some other groups in our Series C that was led by Prime Movers Lab.

That pulled in Pickering Energy Partners and others that re-upped along the way, including many of the existing investors, and we enjoy that those investors, today, both also in our Series C and in our PIPE, that I'll talk about here, in a little bit.

Just a bit up front on the team, we've got one of the most seasoned teams across the board here. All of us, between 25 and 35 years of experience. If you start at the bottom, you see we also have a very globally diverse team from across the globe, across the continents. Energy, in this transition, affects every continent of the world, so this is very helpful for us to have a team that can execute on any continent, and if you look at these logos, you can see a mix of big public companies, so people that have executed well, delivered on time, on budget.

You see a lot of domain and energy storage as well, from some of the teams here, and as well, a group that I think has worked together, now, for a significant period of time, and one that, now, we're excited to focus just on execution, and I'll share with you why that's the case, here, as we get into the- the capital market side.

I know everybody here gets the market, but the one point that I think is fundamental to understand is we're still really just at the beginning of this transition, and while wind and solar has become very, very cheap now, without cost effective storage and sustainable storage, it becomes a problem to replace fossil fuel as base load power. There is no silver bullet here, as far as storage goes. There's many different types of applications. I fundamentally believe we're going to need as much as we can get, and I'm rooting for all of my colleagues in the energy storage area that are innovating and bringing these solutions to the market.

If you look at the market today, I think, surprisingly, you see 90% of it is still pumped hydro. Within a lot of chemical batteries, and lithium ion is getting deployed now, as a proven solution in the market. No surprise there. , and then, you have other solutions that are focused more on longer duration storage in thermodynamic processes, compressed air, liquid air, and across the board, there's a damages across all of these, but there's also some significant drawbacks, whether it be in pumped hydro, where a lot of the best places have already been built, and very difficult to build them these days, because of the environmental issues.

You know, they tend to disrupt wildlife ecosystems. Very difficult to get that approved these days. There's also significant amount of concrete, which produces between 6 and 8% of the greenhouse gasses. So, a lot of issues to have that built anymore, and I think, on the chemical battery side, I think we're all familiar with some of the challenges, not as much in the electronics, and maybe electric vehicle space, but as you go to utility scale and longer duration, it's not an ideal fit for a technology like lithium ion.

As we get to some of the thermodynamic processes--one thing they all share is a round-trip efficiency that is lower than what utilities expect, meaning at 70% or lower, most of them between 50 to 70%, and that means there's significant loss, and creates some level of economic challenge for customers.

If you map this, and without considering economics for a second, interestingly, if you look at duration or the round-trip efficiency, which is on the left hand side, here, and you see up at 75%, you really want technologies that are going to be up above 75%, and that minimizes the loss. The inverse of that is the actual loss for every unit you store, how much can you discharge back to the grid and when you look at some of the other technologies, as we go out on the duration many of them now focus on the lower duration, which is becoming more and more in need and demand, but still suffering from that round-trip efficiency, which makes the economics a bit of a challenge.

Also, as you go out further into aqueous solutions, and when you get out into the 50 to 100 hour, you can imagine to have to charge those batteries over that same period, they become solutions that become a little more niche and a little more as backup, perhaps to avoid natural disasters or other events. And that's why this green area, if you see it here, tend to represent, where we believe anyway, a lot of the spending's going to be for solutions that are efficient, above 75%, and also ones that can have and deal with the duration in this two to four hour area, as most of the solutions are being deployed today.

But there's a big shift now, to the four to eight hour area and even to the 10 hour area, as storage is needed to make solar fuels, for example, green hydrogen, where you can take solar plus an electrolyzer and use storage to run electrolysis to make green hydrogen, for example. So, that's where as we position our company and our product, and focused our innovation as a solution that could compete on the high end of shorter duration, here, as you see, but also evolve seamlessly with a lack of degradation. So, we have no degradation in our storage medium all the way up to 8, 10, 12 hours, since it's gravity and potential energy at height technically, we can stay at height forever before being actually discharged. So, it creates a lot of flexibility for the customers, which is a big important point for them today.

When you add it all up across these solutions, and across, I think, how customers look at it, whether it's cost, size and scale, flexibility, this aspect of sustainability, which is becoming more and more important, as people look at having something local, it would just be coming more and more important as people look at having something local, a de-risked supply chain where you don't have things coming from just specific parts of the world that creates risk, in particular if there's political uncertainty and you want to also create jobs in a local environment, efficiency, fundamental, as I said, above 75%. , and having an ESG profile where you're focused on a safe solution and one that ideally has a local supply chain and minimizes the GHGs from the transportation sector. And that essentially led to the creation of our company, where we focused on a lot of innovation combining some existing technologies using gravity, the bases of proven combining a structure to facilitate the lifting and lowering the motors and inverters from the likes of GE, so all proven and all there.

And then, some very sophisticated material science that allows us to use very low cost materials. Also, very specific software that fully orchestrates and automates the system, so it can be unmanned and operated at a very, very low cost. And finally, a lot of civil in structural engineering innovation and with support from groups from Cal Tech, for example which is one of the best civil engineering universities in the world, as well as companies like Cemex, which is a strong partner for us and exclusive partner for a polymer that allows us to use soil, for example, instead of concrete. This is our demonstration system that we grid-connected in July 2020, and this is our first long duration system, five megawatt, fully interconnected this can store anywhere from 20 to 80 megawatt hours in with design for a long duration.

This was our first product iteration and one that we used to both demonstrate to customers that became a validation point for investors and one that also proved out some significant things for the technology, one being roundtrip efficiency. So, we demonstrated with just off-the-shelf product, because time was important. We wanted to get to market and demonstrate quickly, knowing that we could always optimize and customize to have something more efficient. We demonstrated a measured, by a third-part over 30% or over 75% roundtrip efficiency. That's one of the highest ranges or the highest for mechanical system in the world and really optimize that now with a new design that I'll share in a minute. The other thing we focused on in Switzerland was the making of these composite bricks.

So, this is new. This is a 35 metric ton compressed brick it's done with a specially designed brick compression machine. It has 40 pistons, about 7,000 tons of pressure that we put to make these bricks. And very interestingly, as we did that, we also developed with Cemex a technology to not only use the soil instead of concrete for the bricks, but we can use waste materials for beneficial re-use. So, we can take things like coal ash or these wind blades that we recently announced in June this last year with Enel Green Power collaboration to utilize recycled wind blades instead of putting them in the ground or burning them within our recycled composite block, or our eco block. So, this circular economic aspect of our solution is completely unique to our energy storage and it's an aspect of our solution where we actually get paid to receive this material.

So it's not only good for the environment, but from an economic and pure unit economics perspective, very important, as we work with customers and to our own profitability, and their cost savings, which we typically split with them as we do this. This is just an example as a demonstration of what a coal plant transition would look like here. And this mirrors, basically putting up a large solar ray combined with our storage to replace what today would be a coal planet, and obviously eliminating completely all of these very bad emissions. So just an example of some of the things when thinking about the circular economic aspect, the use of materials, why that's good for everybody. The utilities, that's good for the energy storage industry and good for the atmosphere, good for the environment.

We obviously have protected everything in a strong way, coming out of Idealab. It's there in the business of protecting their IP here. So, patenting everything you can see. A lot of innovation in material science to exclusive with Cemex. Obviously, our software being proprietary in trade secrets, so I have a very good patent portfolio. And, in fact, we're the only gravity energy storage company that's actually progressed past seed funding. Of course, we're now fully progressed and going to be starting our IPO here this quarter as we publicly announced back last quarter. Our new product that we evolve from the rotating crane is our new EVx platform. And this is one where we received a lot of very good feedback from customers where, on the one hand, they loved gravity cause they pumped hydro.

They like the simplicity of it. They love the fact you could build it anywhere, so it wasn't contingent on a location. Much lower cost, higher roundtrip efficiency, and a sustainable and local supply chain. So, all those were positives. But they give us two areas of feedback. They wanted us to lower the system and make it, make it shorter. The rotating frame was tall, they’re worried about permitting and any environmental issues associated with having a structure like that. The second thing they asked us to do is to develop something that could participate in a higher and a shorter duration. And to do that, we decoupled the energy and power. What does that mean? We designed a system that could be built out modularly, as you see here in this design where you can build out the amount of power here down the one side with the amount of lifting systems and the motors.

And then, you build out the energy storage down the right with the number of composite bricks. So, we can build that out. And, essentially, 10 megawatt-hour increments, we start at 50 megawatt hours as a minimum for us. And it's just a super innovation because we also simplified the motion. So, we took everything that was proven in Switzerland for the last 18 months on the fundamental charging and discharging, the use of the motors, the use of the same software, the same composite blocks, and we repackaged it into a much more simplified foundation and fixed range structure with much more vertical motion, therefore taking a roundtrip efficient, efficiency to between 80 to 85%. From a cost perspective, this is from our, our public company deck and this was shared by a top-tier U.S. utility. They gave us permission to share it.

And they did a comparison across as they look at lithium ion and our solution, and they look at a host of things relative to the initial CapEx, and the operating expense and any augmentation CapEx, for example, in the case of lithium ion batteries, we don't need that. We don't degrade so you get a good CapEx comparison. But very interestingly, there's many other components very important to them around the response time and the sustainability, the safety. For example, the amount of ability to create local jobs, the end of life aspects of that being managed. So, this is a lot more now, as, I think, investors push companies to think beyond just cost and beyond just performance, but on sustainability and other factors associated with the clean energy transition.

Another very important thing we added to portfolio here is a software platform with the joining of John Jung. John Jung was a former president and founder of Greensmith Energy, which, from 2010 to 2017, was one of the largest integrators of lithium ion batteries, of flow batteries, of even aqueous batteries. They developed a software platform that was agnostic to the hardware. This was acquired by Wartsila in 2017, and John and a lot of his former team continued in the market and in the industry.

We worked with them on joining Energy Vault in adding the software platform, not only for our gravity system, but to be an independent hardware agnostic platform where it can be deployed to help manage the complexity of the grid of various generation systems, of various storage technologies and be something that evolves with customers to help them manage that complexity. So, we're very excited about that and we will be getting more visibility on that as we get into our second quarter. And finally, just some major milestones here just in 2021. It's been a, just an amazing year. We, we announced our new platform formally, and as generally available, concurrent with the announcement of Saudi Aramco, as well as the investment from Saudi Aramco interview ventures. Its great having the largest energy company in the world as a partner here, and investor. We also announced Enel Green Power, which is the largest global IPP, 28 countries, 50 gigawatts, wind and solar under management. We also announced wind blade remediation concurrent with the storage collaboration with them. In August, we announced our $100 million of Series C that we raised, that actually finished at $107 million. We had a lot of re-ups of our existing investors, but as well as new investors, IdeaLab, SoftBank re-upped into the round as well, and Pickering Energy Partners out of Texas in September. Then, a few weeks later, we actually announced our business combination and, with us back, Novus Capital II in our intention to go public that went in at a $1.1 billion enterprise value, pre-money. A $1.6 billion equity value.

And we're very excited about that now and progressing that along through our various SEC disclosures. In October, we're very excited to welcome BHP that was a participant in our Series C, but we also announced an MOU for energy storage. They're the largest mining company in the world, $145 billion market cap, and very excited to be working with them in Australia as a start. That followed in November by a very large deal, over half a billion dollars, 1.6 gigawatt hours with DG Fuels for the protection, the production of green jet fuel, or what they call SAF, sustainable aviation fuel. That's planned, as we publicly stated, at mid-2022 start. And starting with three projects, the first of which is 500 megawatt hours in Louisiana, and looking forward to be a part of the transition for the transportation sector.

And then finally, just a few weeks ago we made a major announcement with a group called Korea Zinc and their wholly-owned subsidiary is Sun Metals, in Australia. They're the largest producer of non-ferrous metals in the world, with leadership positions in zinc and silver and lead, and in a very soft metal it's called indium, and many other non-ferrous metals. They have strong positions.

We announced a strategic partnership with a 2022 start, but very significantly, they were also very interested in investing in the company, and in fact, we announced a 50% up-size in our PIPE of $50 million, which, essentially, fully funds out business plan, regardless of any redemptions that may happen at the time of our upcoming de-SPAC, expected this quarter. So it's just been a tremendous year for us, in particular, the last six months, between our announcing our intention to go public, the addition of these strategic investors, and just tremendous traction, commercially, all around the board.

I know many of you on the call have seen our deck on the financials, they're here. I'm gonna zip through them, and know that I can take some questions from- along the way. We have a tremendous global customer base. As we've disclosed, we have many projects starting in 2022. These are eight of them. We're going to focus in the U.S., the Middle East, and Australia, to start this year. This would not include some of the recent announcements from BHP and Korea Zinc and Sun Metals, so there'll be updates on that. We're expected to give an update in ‘22.

From a financial perspective, just in great shape---we have two business models we use. Most of our systems are going to be built and commissioned and turned over to customers. There's ongoing software licenses as a part of that with strong unit economics. We can also build out units and sign longterm PPAs. So, we have those two business models, the primary one, being this customer-owned. We're super Capex light. We don't have to build out gigawatt battery factories. We only have to build the brick machines and they stay in the regions, and they move around, customer site to customer site.

From a financial perspective, just very exciting to see what's ahead of us now, in the growth. You see 2022 is our first revenue in deployment year. We've got four to five projects that are breaking ground, some of which have already been publicly announced, others of which will be coming, and a strong ramp is expected in revenue, following by a follow-up of- of EBIDTA profitability, and then cash flow positive.

Interestingly, here in the bottom left, you see that we have our actual capex, this is navy blue. So, we stay very Capex light, between 4 to 7% of revenue. We have the option, in this lighter blue, to make co-equity project investments in things that we may want to do off of our balance sheet and participate in that and use debt financing with it. We don't have to do that, but it's something we wanted the flexibility to do, hence some of the capital raising that we've done.

I think the main thing, here, on this chart here, to focus on is this bottom blue line. This goes over our cash flow over the five years. You can see the size of these numbers with an end- ending cash balance always over $200 million. This assumes a fully funded business plan, of course and it assumes that we have a $288 million from the SPAC. Of course, given the size of the Series C, the recent $ 50 million that came in from Korea Zinc, that was unsolicited, that was part of this strategic agreement.

Essentially, regardless of redemptions, now, we have a fully funded business plan, and as a CEO of a company, as I know many of you, that maybe are listening in here, you're in the best position when you can focus your team only on execution, not worry about funding, regardless of what happens in the capital market. So, that's a strong position for us to be in. The transaction overviews online, here and you can look at that. It's on our public site under investors, and you can take a look at that transaction.

These documents don't include the added $50 million PIPE that's been recently announced from Korea Zinc, but very excited to start our journey here this year with deployment, and help in the clean energy transition here for the world. So, I'll stop there. I'm right at I think 29 minutes here Vikram. So, we'll turn it back to you.

Vikram Bagri

Sure, that's very thorough, Robert, thanks for the detailed overview. I would like to remind all the viewers they can submit questions online. But I'll kick it off with the current opportunities that you have in front of you. I think I saw on one of the slides about 1,200 megawatt hours of projects that you have currently. Is that the signed pipeline that you have, you know, the projects that you're working on, and since you've deployed your projects only recently, could you talk about the pipeline of, you know, the opportunities that you're in discussions with, you know, customers who are on the fence, who want this technology to up and running, and you might get those projects, you know they're different- different stages of negotiations?

Rob Piconi

Sure. Yeah, I'll address those two points. To the first point, um, we have 1,200 megawatt hours, or 1.2 gigawatts hours here that was from back in April and May, when we first came out to the market and started to go to the PIPE markets. Since then, with the announcements I just went through, we've actually added 1.6 gigawatt hours to that number. So, of that, there was 350 megawatt hours within the DG fuels that up-scoped to 1.6 gigawatt hours.

So, to be clear, we've announced 2.5 gigawatt hours now, representing roughly $880 million of revenue. So, that's well ahead of what we've said before, and if you look at our public company plan that the numbers are in here, we had cumulative bookings planned in 2022 that was intended to be $329 million. The number I just quoted, $ 880 million. So we're well ahead of our booking plan here, and we're only in the first month of 2022. So, just to give you a sense of that traction, Vikram, we are multiples ahead of what, right now, we'd shared, um, in the market, and we're only in the first month of 2022.

To your second question, you mentioned customers or people that may be on the fence. You know, we've announced, for example BHP and Korea Zinc. Um, those two customers, we've announced them as investors and MOUs for storage and strategic partnerships to deploy in mid-2022. None of those customers are with the numbers I just quoted. So, you can imagine when we're announcing these partnerships and MOUs, eventually, will come an announcement of the actual project, and that will all be additive.

So, we don't really have customers waiting for the tech, per se. There's some that will wait till it's fully deployed in scale and maybe having a few of them up, but we really have a demand equation that's higher than what we're going to be able to serve in the near term but we're going to be very focused on insuring success in this early stage, and ensure that, as I mentioned, we're going to focus on the U.S., the Middle East, and Australia for the initial deployments.

That doesn't mean we might start something in the second half of this year in anther region of the world. There's significant demand everywhere, but we don't have any issues, let me say it this way, with customer demand and you know, being at already $880 million, well ahead, and we're just in the first month of the year. I think we're going to have a fantastic year this year as well.

Vikram Bagri

Sure. And- and that's a good segue into my second questions. You highlighted BHP and Korea Zinc, Sun Metals, some of the recent, contracts and investments into the company. Could you characterize the opportunity set on those side, and I know there is probably limited you can say on that front, but if you were to characterize, you know, the- you know, in large numbers, the you know, sort of in energy production, energy consumption, um, you know, in rough numbers, back of the envelope, what sort of opportunity is there?

Rob Piconi:

Sure. Well, look--they're both in the mining sector. So, let me speak generally about what's happening in that sector. We've obviously announced two very large customers and- and investors there. So, essentially these companies are making formal public commitments. So, let me talk about Korea Zinc, and this is all public information. They've committed to be 80% powered by renewables by 2030. That's a very aggressive commitment. 100% by 2040, and to do that, what I love about them as a company, is they not only set aggressive targets, but they put massive capital behind it.

So, to their Ark Energy subsidiary, recently acquired, in December, this was announced, 9 gigawatts of wind and solar capacity and future projects within Australia, to be able to make that transition happen, and they announced, of course, the investment with us and the strategic partnership with storage. So these types of companies, whether BHP and Korea Zinc, that are going to use, number one, solar plus a storage technology to basically drive hydrolysis as a process, and use an electrolyzer to split water and make hydrogen

They're going to use green hydrogen to electrify their operations. They're going to make green ammonia to electrify and power their locomotives and trains, for example, in some cases and then, in the case of Korea Zinc, as they've announced, they plan to be a net exporter of green hydrogen back to Korea. So you ask about sizing. Just on these two customers alone, and of course, we're talking to other many customers in Australia as well, you know, the types of storage they're going to need, just based on their publicly stated comments, and their commitments are in the multi-gigawatt hours, absolutely, and in large multi-gigawatt hours, and that's really what's going to have to happen over the next five, 10, 20 years for them to meet those targets.

Vikram Bagri

Good. I'm gonna take a question from the queue. How long is your customer engagement before you sign a new customer? And I know it varies and it probably has decreased the duration with the, with the technology getting validated. And what is the lead time for setting up the system? For instance, a 10 megawatt hour storage?

Rob Piconi

Sure. By the way, two very good questions. On the customer side, many of the announcement that you've seen in 2021 for us started with relationships two years ago, at least some three years ago. Obviously had a COVID period where a lot of things slowed down. But in general, you don't make relationship with utilities or large IPPs, or even large strategics that happened overnight. These are built through them understanding your technology, understanding your progress, is it proven, understanding how it operates, meeting your people, and getting confidence in the aptitude, not only technical, but the, the management and commercial aptitude of the team.

So those things take time to do. There is a push, I'd say, that started about 15 months ago in the shift in the world really that happened, I think, starting with BlackRock announcing a shift in their investment focus. You had the Biden win in the United States, which tended to shift the policy relative to renewable energy. And then globally it had countries all around the world making public commitments that had never made them before. China made one with their 2030 program, in terms of their commitment to become net carbon neutral.

So this activism with companies as well and on board, it's all pushing things our way which is great to see. And I would say in terms of, um, you know, to the, to the question on these deployments and, and what has to happen and the timing that takes for us anyway, um, we can turn around a, like a 50 megawatt-hour system in around eight months. Most of our systems are 100 megawatt-hours. So we're gonna be anywhere from eight to 12 to 15 months, it depends on how many brick machines we use. And to get a system that's fully up and deployed, and as I said, the way that we can accelerate it just depends on the customer need.

Vikram Bagri

Robert, you mentioned that to make these bricks you have to apply a pretty great amount of force, I think you mentioned 7,000 tons of force to make a brick. Where do you manufacture these bricks? And given your international presence, how do you transport these? This seems to be pretty heavy, you know, sort of heavy duty equipment.

Rob Piconi

Oh yeah the bricks are very heavy. So we do not transport them, to be clear. This is one of the beauties of our solution, as it's all local. So we do make the brick machines and they stay in the region. For example, we have some in the US, we have some in Europe. And the brick machines are moved around site to site. The bricks are made all locally. So that minimizes GHGs from the transport sector. It makes it local. It's good for local jobs. It's all done on site. So that's one of the beauties where if you look at, when somebody invests in our solution, we have up to 75% of every dollar they spend, goes right back into the local community, in the building, the foundation, getting the bricks built, the brick's frame, the cladding.

The only thing at times we need to bring from the outside are the, the motors inverters and some of the power electronics. Even those in a lot of places in the world can be made in different countries. So it's primarily a local solution overall. And that's one of the value props of this solution.

Vikram Bagri

That, that makes a lot more sense. and in terms of maintenance I, I think one of the slides where you compared versus gravity the maintenance cost was $49 million. Could you describe what you know, entails maintenance in these machines? It seems like these bricks are there forever and the operating system stays forever.

Rob Piconi

Yeah. Yeah, it wasn't 49 million, it was a percentage of capEx there. But I'll, I'll describe it. So if you look at our solution, you can divide up the cost in the fixed frame and foundation and the mobile masses. And then about a third of it is related to the power electronics. So what does that mean for operating expense? Two thirds of our system has no maintenance because it's a structure, it's a building, basically will last forever, so that's important. And the only portion that requires maintenance are the maintenance around motors around inverters and some of the, the lifting systems that we use, in the trolleys that we use. So they're standard maintenance and schedules, over 10, 20, 30, 40 years, for replacement of certain items.

And because of that, we don't require air conditioning and things we can operate really in any ambient temperature. The building's cladded now so we've been in snow environment and, and in harsh rain and things. We have a, actually protected systems. So from an operating expense perspective, we're very, very lean. And this is really fundamental. A lot of our customers have a large CapEx budget but they're very sensitive on their operating expense because they hit the P&L every year, and it typically tends to therefore impact profitability and therefore people's bonuses. So a lot of sensitivity on that operating expense line.

Vikram Bagri

Sure. When you, when you built these facilities, is there a recurring portion of revenue? I'd imagine if there is a small Opex to maintain and operate these facilities, is there a recurring portion of revenue that comes with it?

Rob Piconi

Oh yeah, we have under US GAAP with these systems, we essentially receive a deposit from a customer initially and there's a portion of that that's recognizable on the work that we've done up unto that point to sign the agreement. And then there's progress payments along the way, along the construction progress, under what's called the POC accounting, or percentage of complete accounting mechanism that's done on a cost over cost bases so we recognize revenue as we will this year on these projects that we're going to be starting in these three continents. , and all of that will be recognized up until turn over. There's a final 10% we typically leave out there for the first 30 day of operation. So it's a fairly standard known mechanism of revenue recognition.

Vikram Bagri

And is there a maintenance contract after that for the duration of, you know, the hour long that, um, this storage is operated, or...?

Rob Piconi

Yeah, there is. There's both a software license, because we have a software platform that orchestrates and automates everything. We have a monitoring service and a long term service agreement that we use with the customers that will go as, you know, typically over the life of the system, so which is up to 30 years plus in our case, I mean technically our building really can stand forever et cetera. So it's a nice, sort of base rate asset in infrastructure for utilities or IPPs.

Vikram Bagri

Great. Um, and I, I see we're out of time. But the final question I wanted to ask was, um, you know, on one of the slides, I think, forecast, um, you were forecasting nine gigawatt hours of deployed storage by the end of '25, I believe. Um, what percentage of that number is with existing customers? What percentage of that number is already under negotiations, at different levels of negotiation? If you can just like, you know, provide a split of that number, how it, how it, how it came about.

Rob Piconi

Sure. Yeah, to answer the first one, that number come from all existing customers in our sales panel. We have over 375, okay? We've announced publicly already 2.5 gigawatt hours of that nine over the five years.

Vikram Bagri

Yeah.

Rob Piconi

So, we're just at the beginning of 2022. Our plan for 2022 was to have essentially a cumulative booking to this point of $329 million. That's for the end of 2022. We're at $880 million right now, at the beginning of 2022. So just to put it in perspective, I would say based on our 2.5 gigawatt hours already announced, based on us having announced customer the size of BHP, Korea Zinc, other people who have announced, Saudi Aramco, they are not included in those numbers. So some of these largest companies in the world are not included in what we've announced so far. So I suffice to say I'm feeling very good and confident about that nine gigawatt hour.

Vikram Bagri

That's such news, impressive progress, Robert. With that, I wanted to hand it back to you for any closing comments, anything you want to highlight that we did not touch on, or any feedback from the conference.

Rob Piconi

Yeah, it's been a great day. And just to share with, I think, the audience because I think given the analyst community here, we're happy to as we're in within this, you know, final Q, two, three, four weeks, pending final SEC decisions, we expect to be this quarter if we publicly set a, a publicly traded company. We are happy over the next few weeks to schedule a time with anyone that would like to, go through where we are and understand maybe in a dedicated session, and, and go over any specific questions anybody has.

Vikram Bagri

Thanks, Robert. Thanks for being so generous with the time, and you know, participating in the presentation. Thanks everyone for joining us. As Robert said, if you have any follow-ups, reach out to him or me and we'll try to get those questions answered. Thank you. Have a great day.

Rob Piconi (39:15):

Okay. Thank you. Thanks, Vikram.

*****

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